Jonathan Luers Work History

Applications Engineer
Silicon Laboratories
March 2010 – Present
Silicon Labs' software and mixed signal engineering teams create solutions for customers in diverse markets including IoT, internet infrastructure, industrial automation, consumer, and automotive. You can see our technology inside the products from the market leader in home automation, electric vehicles, green technology, smart TVs, and home voice control automation.

Principal Engineer
EMiT Inc
March 2002 – March 2010

Senior Engineer
Advanced System Integration
October 1998 – December 2001

Eastman Kodak
Controls Engineer

Education
Trinity University
1980 - 1984